

May 14, 2020

Richard M. Brand, Esq.
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281

> **Re:** **Mack-Cali Realty Corporation**
> **DFAN14A filed May 12, 2020 by Bow Street LLC et al.**
> **File No. 001-13274**

Dear Mr. Brand:

We have reviewed the above-captioned filing, and have the following comments. Our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. Capitalized terms used but not defined herein have the same meaning ascribed to them in the filing.

1. We note the following statements:

   - "Lead Independent Director Alan Bernikow and Chief Executive Officer Michael DeMarco are *unilaterally* seeking to replace the four highly qualified, independent directors nominated by Bow Street and duly elected by shareholders less than a year ago" (emphasis added).

   - "Mack-Cali's proposed replacement directors have been *hand-picked* by a subcommittee of the Board of Directors (the "Board") led by Mr. DeMarco and its two longest serving directors – Mr. Bernikow and Irvin Reid – both of whom have failed to provide proper oversight throughout their respective 16- and 26-year tenures" (emphasis added).

   In light of the apparent involvement of multiple independent directors and Ferguson Partners in the director selection process, please provide us with a factual basis for the claims above, or file corrective disclosure.

2. We note the following disclosure:

- "Furthermore, in 2019, Ferguson Partners began working directly with Ms. Jones and her spouse on an initiative to promote ethnic diversity on public company boards. It was in the context of this initiative – and this context only – that Ms. Jones provided her spouse's name to Ferguson Partners."

It has come to our attention that Ms. Jones on multiple occasions recommended to Ferguson Partners that her husband be considered as a candidate for the Mack-Cali board of directors, including as recently as March 5, 2020, without reference to the initiative referred to above or the existence of Ms. Jones's relationship with the candidate. Please clarify the above disclosure accordingly, or advise.

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-8094 with any questions.

Sincerely,

/s/ David M. Plattner

David M. Plattner
Special Counsel
Office of Mergers and Acquisitions